NO ACT

DC
PE
2-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041710

Received SEC

MAR 0 5 2008

Washington, DC 20549

March 5, 2008

Tom McAleavey
Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, FL 32801-3461

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2008

Re: Consolidated-Tomoka Land Co.
Incoming letter dated February 29, 2008

Dear Mr. McAleavey:

This is in response to your letter dated February 29, 2008 concerning the shareholder proposal submitted to Consolidated-Tomoka by Wintergreen Advisers, LLC. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: David J. Winters
Managing Member
Wintergreen Advisers, LLC
333 US Route 46 West
Suite 204
Mountain Lakes, NJ 07046

Holland+Knight

Tel 407 425 8500
Fax 407 244 5288

Holland & Knight LLP
200 South Orange Avenue, Suite 2600
Orlando, FL 32801-3461
www.hklaw.com

RECEIVED

2008 MAR -4 PM 5:26

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 29, 2008

SEC Mail Processing Section
MAR 03 2008
Washington, DC
103

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Securities Exchange Act of 1934
Section 14(a), Rule 14a-8

Re: Shareholder Proposal of Wintergreen Advisers, LLC

Ladies and Gentlemen:

Our firm serves as counsel to Consolidated-Tomoka Land Co., a Florida corporation ("Consolidated-Tomoka"). This letter is to advise you pursuant to Rule 14a-8(j) that it is the intention of Consolidated-Tomoka to exclude from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials"), the attached shareholder proposal (the "Proposal") submitted by Wintergreen Advisers, LLC (the "Proponent"). The Proposal is a request that Consolidated-Tomoka establish a policy of separating the roles of the Chairperson and the Chief Executive Officer. The full text of the Proposal along with its supporting statement is attached hereto as Exhibit A.

We respectively request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that Consolidated-Tomoka may properly exclude the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(e)(2), because the Proposal was not delivered to Consolidated-Tomoka until after the November 24, 2007 deadline for such submissions. We also request that the 80-day requirement pursuant to Rule 14a-8(j)(1) be waived since the Proposal was not received until after that deadline.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing it of Consolidated-Tomoka's intention to omit the Proposal from the 2008 Proxy Materials.

A. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to Consolidated-Tomoka's Principal Executive Offices by November 24, 2007.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

Consolidated-Tomoka's 2007 proxy statement was released on March 23, 2007, for its 2007 Annual Meeting of Shareholders that was held on April 25, 2007. Consolidated-Tomoka's 2008 Annual Meeting of Shareholders is scheduled for April 23, 2008, a date which is within 30 days of the date the 2007 Annual Meeting of Shareholders was held. Because Consolidated-Tomoka held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date which is within 30 days of the date of Consolidated-Tomoka's 2007 Annual Meeting of Shareholders, then under Rule 14a-8(e)(2) all shareholder proposals were required to be submitted not less than 120 days before March 23, 2008. Pursuant to Rule 14a-5(e)(1), Consolidated-Tomoka's proxy statement for its 2007 Annual Meeting of Shareholders informed shareholders that proposals for the 2008 Annual Meeting of Shareholders had to be received at Consolidated-Tomoka's principal executive offices no later than November 1, 2007. This date appears to have resulted from a calculation error. However, the erroneous date disclosed in Consolidated-Tomoka's proxy statement for its 2007 Annual Meeting of Shareholders was prior to the actual deadline of November 24, 2007; accordingly, the Proponent was not prejudiced by the error, because had the Proponent relied on the erroneous date, the Proposal would have been received before the 120-day deadline.

The Proposal was submitted to Consolidated-Tomoka after the deadline established by Rule 14a-8. Specifically, the Proposal is dated February 6, 2008 and was received by Consolidated-Tomoka on February 7, 2008, approximately 11 weeks after Consolidated-Tomoka's deadline for the submission of Rule 14a-8 proposals. In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline. *See, e.g., Internap Network Services Corporation* (July 9, 2007); *New York Community Bancorp* (August 8, 2007); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); *Thomas Industries Inc.* (January 15, 2003). In addition, the Staff has concurred with the exclusion of proposals pursuant to Rule 14a-8(e)(2) on the basis that they were received after the shareholder proposal deadline date even where the proposal deadline date was erroneously calculated. *See, e.g., Zions Bancorporation* (February 23, 2007).

Pursuant to Rule 14a-8(f)(1), a company need not respond within 14 calendar days to a shareholder proposal that is deficient "if the deficiency cannot be remedied, such as if [the shareholder fails] to submit a proposal by the company's properly determined deadline." As noted above, the deadline disclosed in Consolidated-Tomoka's proxy statement for its 2007 Annual Meeting of Shareholders was erroneously calculated, but because the deadline calculated was prior to the actual deadline of November 24, 2007, the Proponent was not prejudiced by the error. Accordingly, Consolidated-Tomoka is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2008 Proxy Materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

B. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

Consolidated-Tomoka intends to file its definitive 2008 Proxy Materials for the 2008 Annual Meeting of Shareholders on or about March 21, 2008. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, consistent with Staff precedent, we believe that Consolidated-Tomoka has good cause for the delayed submission of this request. The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the procedural fault lies with the shareholder submitting the proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."). The Proposal was submitted to Consolidated-Tomoka after the 80-day point had passed. Accordingly, we believe that Consolidated-Tomoka has "good cause" for its inability to meet the 80-day requirement set forth in Rule 14a-8(j)(1), and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

C. Conclusion

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), Consolidated-Tomoka may properly exclude the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(f)(1), we further request that the Staff permit Consolidated-Tomoka to submit this letter fewer than 80 days prior to the date the Consolidated-

Tomoka intends to file its definitive proxy materials for its 2008 Annual Meeting of Shareholders. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (407) 244-5108.

Sincerely,

HOLLAND & KNIGHT LLP

Tom McAleavey

5138477_v4

EXHIBIT A

WINTERGREEN

Linda Crisp, Corporate Secretary
Consolidated-Tomoka Land Co.
Post Office Box 10809
Daytona Beach, Florida
32120-0809

February 6, 2008

Dear Ms. Crisp;

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") and in accordance with the revised definitive proxy statement of Consolidated-Tomoka Land Co. (the "Company") released on or about March 23, 2007 to shareholders in connection with its 2007 Annual Meeting of Shareholders, Wintergreen Advisers, LLC, a Delaware limited liability company (the "Adviser"), hereby submits this written notice (this "Notice") to the Company of its desire to have a shareholder proposal (the "Proposal") together with the supporting statement (the "Supporting Statement") included in the Company's proxy statement in connection with its 2008 annual meeting of shareholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting").

The name and address of the Adviser is Wintergreen Advisers, LLC, 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. As of the date of this letter, the Adviser may be deemed to beneficially own 1,481,474 shares of common stock, $1 par value per share ("Common Stock"), of the Company. The undersigned, David J. Winters, is the Managing Member of the Adviser. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment fund, which is the beneficial owner of 564,961 shares of Common Stock (approximately 9.87% of the outstanding shares). The Adviser also serves as investment adviser to private funds, which also own additional shares of Common Stock of the Company (the Fund, the private funds and the Adviser shall be referred to collectively herein as "Wintergreen"). In accordance with Rule 14a-8 the undersigned representative of Wintergreen in the capacities described below hereby represents that (i) Wintergreen in the aggregate is beneficial holder of at least $2,000 in market value of the Company's shares of Common Stock and has held such shares continuously for the one-year period prior to the date hereof, (ii) Wintergreen intends to hold such shares through the date of the Annual Meeting, and (iii) Wintergreen intends to vote such Common Stock at the meeting.

The Proposal and the Supporting Statement relates to Wintergreen's desire to have the Board of Directors (the "Board") of the Company take several actions addressed in the

January 21, 2008 letter to the Board. The Supporting Statement describes Wintergreen's reasons for making the Proposal. Wintergreen's principal interest in the Company is its participation through its shares of Common Stock in the creation of shareholder value for Wintergreen and the Company's other shareholders. A representative of Wintergreen intends to appear in person at the Annual Meeting to make the Proposals.

Proposal 1 - Separate CEO & Chairperson

By: Wintergreen Fund, Inc., Wintergreen Partners Fund, LP, and Wintergreen Partners Offshore Fund, Ltd.

RESOLVED: The shareholders of Consolidated-Tomoka Land Company request that the Board of Directors establish a policy of, whenever possible, separating the roles of Chairperson and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chairperson of the Board of Directors.

Supporting Statement

The principle of the separation of the roles of Chairperson and Chief Executive Officer is a basic element of sound corporate governance practice. The primary purpose of the Board of Directors is to protect shareholder's interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company.

Given these different roles and responsibilities, we believe:

- an independent Board Chairperson - separated from the CEO - is the preferable form of corporate governance.
- it is the role of the Chief Executive Officer and management to run the business of the company.
- separating the roles of Chairperson and CEO would result in greater independence and accountability which would allow the company to have greater focus.

The Board will likely accomplish both roles more effectively by separating the roles of Chairperson and CEO. An independent Chairperson will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution.

The information included in this Notice represents the Adviser's best knowledge as of the date hereof. The Adviser reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Adviser does not commit to update any information which may change from and after the date hereof.

If the Company believes that this Notice for any reason is defective in any respect, the Adviser requests that the Company so notify it on or prior to 10:00 a.m. (EST) on February 20, 2008 by contacting the Adviser's legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Adviser or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Adviser or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Adviser or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to the Adviser's legal counsel, Patricia Poglinco ((212) 574-1247), or Fola Adamolekun ((212) 574-1320), of Seward & Kissel LLP, One Battery Park Place, New York, New York 10004.

Sincerely yours,

David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Consolidated-Tomoka Land Co.
Incoming letter dated February 29, 2008

The proposal relates to the chairman and chief executive officer.

There appears to be some basis for your view that Consolidated-Tomoka may exclude the proposal under rule 14a-8(e)(2) because Consolidated-Tomoka received it after the deadline for submitting proposals. We note in particular your representation that Consolidated-Tomoka did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Consolidated-Tomoka omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Consolidated-Tomoka did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Consolidated-Tomoka's request that the 80-day requirement be waived.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END